NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2005, and the unaudited consolidated financial statements for the three and nine months ended September 30, 2006.

This MD&A is prepared as of November 6, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2 Overview

Northern Dynasty is a mineral exploration company focused on developing the Pebble Copper-Gold-Molybdenum Project. The Pebble Property is located in Alaska 19 miles (27 kilometers) from the village of Iliamna, and approximately 235 miles (380 kilometers) southwest of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble Property and hosts several copper, gold and molybdenum deposits. The Pebble West Deposit (previously known as the Pebble Deposit) was discovered and partially outlined through drilling from 1987-1997 by a previous operator. Northern Dynasty acquired the right to earn an interest in the Pebble Property in late 2001 and, since that time, has located three porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

The Pebble Project made the transition from exploration to the mine planning stage in 2004. Since that time, the Company has been carrying out comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies. Until 2005, these studies had been focused on a development plan based on the Pebble West Deposit, an estimated 4.1 billion tonne near-surface resource that is amenable to extraction by open pit methods. However, the discovery of the new Pebble East porphyry copper-gold-molybdenum deposit, adjacent and to the east of the Pebble West Deposit, in late 2005 has resulted in the preparation of a new plan and timelines for the Project.

A preliminary resource estimate in February 2006 for the Pebble East Deposit estimated a 1.8 billion tonne inferred resource that is open to further expansion. The Pebble East Deposit is also deeper, higher grade and potentially amenable to underground bulk mining methods. Pebble East created the opportunity to evaluate alternative mining scenarios for the overall Project.

The Pebble East deposit is the main focus of work programs in 2006. Up to 130,000 feet (40,000 meters) of drilling and a variety of engineering studies are underway. Initial drill results were released in late August. These results continue to confirm Pebble East is a high grade porphyry deposit that is potentially amenable to

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

high volume, underground mining. The deposit remains open to north, south and east, and continues into the Pebble West deposit on the west.

Additional engineering, environmental and socio-economic studies are also underway to support an Integrated Development Plan ("IDP") for the Project involving both the Pebble East and Pebble West Deposits and to provide the information necessary to submit, in due course, permit applications for a modern, long-life mining operation.

On July 28, 2006, the Company completed the sale of 8.745 million common shares at $10.00 per share to Kennecott Canada Explorations Inc., an affiliate of Rio Tinto Plc. The transaction represents the acquisition of approximately 9.9% of the outstanding share capital of the Company at that time. The share purchase agreement provides Kennecott with certain pre-emptive rights to participate in future Northern Dynasty financings to increase its equity stake up to a maximum of 19.9%, and to involve up to three technical advisors on the Pebble Project team.

In August, the Company’s Board of Directors approved an increase in the 2006 Pebble Project Budget from $43.7 million to $65.7 million. Pebble East drilling expenditures will increase from $15.0 million to $26.8 million, engineering will increase from $7.1 million to $9.8 million and expenditures on environmental/ socioeconomic studies will rise from $17.1 million to $23.7 million. The expanded budget will provide for more rapid project definition, allowing an IDP to be completed in 2007 with engineering for Pebble West at a feasibility level and engineering for Pebble East at a pre-feasibility level. A feasibility study is expected to follow the IDP and, in due course, permitting.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Technical Programs

Drilling on the Pebble West Deposit from 1987 through 2004 culminated in an updated estimate of the mineral resources by Roscoe Postle and Associates Inc.1 in March 2005. At a 0.30% copper-equivalent cutoff3, the mineral resources include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28 percent copper, 0.32 grams of gold per tonne, and 0.015 percent molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum

___________________________

1 The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Inferred Resource of 1.1 billion tonnes grading 0.24 percent copper, 0.30 grams of gold per tonne and 0.014 percent molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

Drilling on the eastern flank of Pebble West led to the discovery of the Pebble East Deposit. During late 2004 and 2005, 68,500 ft (20,890 meters) of drilling in 22 holes were completed in the Pebble East area. An initial resource estimate, as audited by Roscoe Postle Associates Inc.2 and announced in January 2006, at a 0.60% copper equivalent cut-off3 is:

  Inferred mineral resources of 1.8 billion tonnes grading 0.60 percent copper, 0.37 grams of gold per tonne and 0.038 percent molybdenum, containing 24.2 billion pounds of copper, 22.1 million ounces of gold and 1.5 billion pounds of molybdenum.

The 2006 program is focused on further assessing the Pebble East deposit through drilling, engineering and environmental programs, in order to integrate it into an overall mine plan that is optimal for the project.

Drilling

The 2006 drilling program began in April. To the end of September, 25 holes were completed or in progress, and 52,673 feet (16,054 meters) had been drilled. Twelve of these are shorter (90-400 ft long) geotechnical holes, drilled for rock characterization for engineering studies. The resource definition holes are long, generally from 3000 to over 5000 feet in length, and therefore take a long time to drill and log and to receive complete sample results.

Initial results were released in late August. The new holes are spread across an area that is in excess of 1 mile wide with holes 6339, 6341 and 6342 located outside the envelope of the 1.8 billion tonne inferred resource previously announced for Pebble East. The grade and depth of the mineralization in these holes indicate that Pebble East is a relatively high grade porphyry deposit, potentially amenable to high volume, underground mining. The deposit remains open to north, south and east, and continues into the Pebble West deposit on the west.

TABLE OF ASSAY RESULTS FOR THE FIRST HOLES COMPLETED AT PEBBLE EAST IN 2006

Drill Hole Number	Vertical Depth to Cretaceous(c) (feet)	From (feet)	To (feet)	Intercept (feet)	Cu %	Au(b) g/t	Mo %	CuEQ(a) %
6338	1615	1660	2885	1225	0.45	1.03	0.040	1.29
6338	incl.	1660	2348	688	0.53	1.41	0.032	1.54
6338	and	1821	2348	527	0.55	1.64	0.035	1.72
6338	and	2060	2348	288	0.49	2.12	0.032	1.92

___________________________

2 The resource estimate was prepared by the technical staff of Northern Dynasty and audited by consultants at Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person.
3 Copper equivalent calculations for the Pebble East and Pebble West resource estimates use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05) .

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole Number	Vertical Depth to Cretaceous(c) (feet)	From (feet)	To (feet)	Intercept (feet)	Cu %	Au(b) g/t	Mo %	CuEQ(a) %
6339	2284	2284	4335	2051	0.84	0.49	0.032	1.32
6339	incl.	2284	3365	1081	1.12	0.69	0.025	1.67
6339	and	2284	2945	661	1.44	0.78	0.024	2.04
6341	1463	1463	3793	2329	0.63	0.27	0.052	1.10
6341	incl.	1565	2345	780	0.88	0.24	0.056	1.35
6341	and	1565	1925	360	1.08	0.37	0.056	1.63
6341	incl.	3035	3365	330	0.70	0.78	0.053	1.47
6342	1396	1396	2566	1170	0.73	0.37	0.036	1.16
6342	incl.	1396	2075	679	0.81	0.44	0.040	1.30

(a)

Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold and US$6.00/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05)

(b)	Au values > 5.0 g/t capped at 5.0 g/t

(c)	Vertical depth below surface to rock unit which hosts Pebble East mineralization

Currently four rigs are in action, focused on delineation of the Pebble East deposit. Plans are to drill through the winter months (except for a Christmas break) and continue until the Pebble East deposit is delineated and infill drilling fully defines its higher grade zones for mine planning purposes. The Company is actively soliciting bids from drill contractors to mobilize additional rigs to site for the work.

Integrated Development Plan (“IDP”)

During the quarter, the engineering team continued to prepare for the creation of the IDP that would encompass optimum development of the Pebble West and Pebble East mineral resources.

Geotechnical data collection for Pebble East continued during the quarter. Detailed geotechnical logs are being completed for approximately one of four core holes drilled during the 2006 program. All core holes are being probed by an acoustic logging tool that is providing detailed information on these holes, and work to correlate the geotechnical and acoustic logs began during the quarter.

During the quarter, Northern Dynasty engaged an independent consulting firm with significant experience in the evaluation of large-scale underground mines to commence the scoping study, which is the first stage of the Pebble East analysis. This study is anticipated to be completed in the fourth quarter.

Planning for the next stage of metallurgical assessment for Pebble East continued. Metallurgical sample collection commenced, by taking quarter samples of core drilled in 2005 and 2006 at Pebble East. This work was almost complete by the end of the quarter, and it is expected that the samples will be shipped to the laboratory for metallurgical test work in the fourth quarter.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that some alternatives for the port site and road may offer opportunities. These will be further investigated during the latter half of 2006. Homer Electric Association is continuing to assess alternative fuel sources for the proposed power plant.

Environmental, Cultural and Socio-Economic Studies

Implementation of the 2006 environmental, cultural and socioeconomic study plan is well under way. All consultants have completed the analysis of the data collected during 2004 and 2005 and have drafted their respective chapters of the Draft Environmental Baseline Document. These chapters are now with the senior technical reviewers and the document is targeted for completion in the first quarter of 2007.

Northern Dynasty is committed to ongoing stakeholder relations to provide a greater understanding of the project concepts. The Company continues to communicate with the stakeholders for the Pebble Project. For example, a tour for important stakeholders of existing operating mines in British Columbia helps build their understanding of how existing mines can operate without creating harmful effects in a physical environment that supports important fishery resources. Using mine tours and meetings, regional and community leaders learn about mining and provide input on the issues that concern them and can discuss the economic opportunities and regional stability that would be provided by the Project.

Budget

The approved budget for drilling, engineering, environmental and support costs related to the 2006 programs at the Pebble East deposit are as follows:

Activity	Amount (Cdn$)
Drilling (x ft)	26.8 million
Engineering	9.8 million
Environmental	23.7 million
Administration (Head Office)	4.5 million
Administration (Anchorage Office)	0.9 million
TOTAL	$65.7 million

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$2.99/lb to mid October.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$600/oz to mid October.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2005	2004	2003
Current assets	$14,177,877	$13,254,219	$3,670,609
Mineral properties	16,706,930	11,788,621	–
Other assets	411,205	398,101	12,037
Total assets	31,296,012	25,440,941	3,682,646

Current liabilities	3,161,012	3,025,155	429,722
Shareholders’ equity	28,135,000	22,415,786	3,252,924
Total liabilities and shareholders’ equity	31,296,012	25,440,941	3,682,646

Working capital	11,016,865	10,229,064	3,240,887

Expenses
Amortization	93,179	45,994	3,832
Conference and travel	700,718	351,201	80,019
Exploration	43,066,417	32,594,900	5,501,729
Legal, accounting and audit	312,507	143,916	29,977
Office and administration	2,361,520	1,382,986	521,557
Shareholder communication	367,134	471,032	578,476
Trust and filing	192,662	85,438	39,125
Foreign exchange loss (gain)	(281,639)	251,135	(62,206)
Gain on disposal of equipment	–	–	(3,403)
Interest expense (income)	(584,562)	(357,926)	(64,709)
Write down of marketable securities	–	351,094	–
Stock-based compensation – exploration	1,787,506	3,111,302	426,178
Stock-based compensation – administration	2,302,389	3,267,575	1,248,886
Loss for the period	$50,317,831	$41,698,647	$8,299,461

Basic and diluted loss per share	$(0.90)	$(1.04)	$(0.35)

Weighted average number of common shares outstanding	55,845,791	39,926,335	23,386,208

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sept 30	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31
	2006	2006	2006	2005	2005	2005	2005	2004
Current assets	107,966	22,516	$11,885	$14,178	$18,646	$28,265	$39,262	$13,254
Mineral properties	152,177	152,096	16,707	16,707	16,707	16,707	16,707	11,789
Other assets	512	391	394	411	431	450	405	398
Total assets	260,655	175,003	28,986	31,296	35,784	45,422	56,374	25,441

Current liabilities	6,391	4,166	2,987	3,161	4,718	4,812	3,892	3,025
Other liabilities	46,195	46,194	–	–	–	–	–	–
Shareholders’ equity	208,070	124,643	25,999	28,135	31,066	40,610	52,482	22,416
Total liabilities and
shareholders’ equity	260,655	175,003	28,986	31,296	35,784	45,422	56,374	25,441

Working capital	101,575	18,350	8,898	11,017	13,928	23,453	35,370	10,229

Expenses
Amortization	26	19	18	24	24	25	19	26
Conference and travel	199	184	178	210	147	261	83	78
Exploration	16,115	11,055	6,877	10,483	15,335	11,666	5,582	6,315
Legal, accounting and audit	240	205	163	128	62	74	50	102
Office and administration	696	865	749	469	695	705	493	415
Shareholder communication	69	95	83	77	116	85	89	81
Trust and filing	29	11	107	59	38	29	67	42
Subtotal	17,374	12,434	8,175	11,450	16,417	12,845	6,383	7,059
Fair value adjustment on
price protection	–	–	–	(634)	634	–	–	–
Foreign exchange loss (gain)	(230)	268	(65)	(55)	(199)	(47)	20	45
Interest expense (income)	(943)	(177)	(133)	(113)	(152)	(201)	(118)	(78)
(Gain) on sale of marketable
securities	–	–	(194)	–	–	–	–	–
Subtotal	16,201	12,525	7,783	10,648	16,700	12,597	6,285	7,026
Stock-based compensation	1,048	2,555	1,103	442	1,497	759	1,391	2,344
Loss for the period	17,249	15,080	8,886	11,090	18,197	13,356	7,676	9,370

Basic and diluted loss per
share	$(0.20)	$(0.21)	$(0.15)	$(0.18)	$(0.32)	$(0.24)	$(0.16)	$(0.23)

Weighted average number of
common shares outstanding
YTD (thousands)	86,599	71,977	60,804	59,309	57,189	56,670	49,351	46,296

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

Loss for the three months ended September 30, 2006 decreased to $17,249,787, compared to a loss of $18,197,228 in the same quarter of the previous fiscal year. The decrease is due to a decrease in stock-based compensation on options granted in the period and higher interest income.

Expenses, excluding stock-based compensation, foreign exchange losses and interest, increased slightly to $17,374,597 from $16,417,014 in the same period in the previous year.

Exploration costs for the three months ending September 30, 2006, increased slightly to $16,115,273 from $15,334,997 in the same period in the previous year. The main exploration expenditures were for environmental (2006 – $3,864,624; 2005 – $3,473,523), site activities (2006 – $3,756,909; 2005 –$2,306,680), drilling (2006 – $3,037,880; 2005 – $2,515,265) and helicopter transportation (2006 –$2,377,008; 2005 – $2,186,220).

Office and administration costs for the three months ending September 30, 2006, increased slightly to $695,979 from $695,102 in the same period in the previous year. These costs mainly relate to administrative activities required to support work at the Pebble Site. Legal, accounting and audit increased from $61,658, spent in the third quarter of 2005, to $239,834 spent in the third quarter of 2006, mainly due to legal advisory services incurred for regulatory matters in Alaska.

Stock-based compensation of $1,048,673 was charged to operations during the third quarter of 2006, compared to $1,497,453 in the third quarter of 2005, due to a decrease in options granted during the quarter and an increase in the share price during the quarter ended September 30, 2006.

Loss for the nine months ended September 30, 2006 increased to $41,214,631, compared to a loss of $39,228,574, in the same period of the previous year. Exploration expenses increased to $34,047,091 for the nine months ended September 30, 2006, compared to $32,583,523 for the nine months ended September 30, 2005.

The main exploration expenditure for the first nine months of fiscal 2006 was for environmental (2006 –$9,855,058; 2005 – $10,055,510). Other significant exploration costs were for:

  site activities (2006 – $5,847,764; 2005 – $3,716,650),

  drilling (2006 – $4,621,348; 2005 – $4,436,847),

  helicopter (2006 – $3,904,080; 2005 – $3,997,748), and

  engineering (2006 – $3,622,795; 2005 – $6,357,652).

Interest income increased for both the three and nine months ended September 30, 2006 due to a higher cash balance on hand compared to the comparable periods in 2005.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At September 30, 2006, the Company had working capital of approximately $101.6 million.

On July 28, 2006 the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7 Capital Resources

At September 30, 2006, Northern Dynasty had working capital of approximately $101.6 million, as compared to $18.4 million at June 30, 2006. The Company has no long-term debt and had 90,634,455 common shares issued and outstanding at September 30, 2006.

The Company had no commitments for material capital expenditures as of September 30, 2006.

During the period November 2004 to March 2005, the Company exercised its options for an 80% interest in the Pebble property, subject to fulfillment of certain conditions (see Item 1.2). In the current quarter, Northern Dynasty finalized its March 2005 agreement with HDGI to complete the acquisition of the balance of the interests in the Pebble property (see Item 1.2).

The Company will use its capital resources primarily to continue its exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8 Off-Balance Sheet Arrangements

None.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $2,453,649 for the nine months ended September 30, 2006 as compared to $1,932,948 for the nine months ended September 30, 2005. The variance between the current year and the 2005 fiscal year is due to the increased level of activity of the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI, a related party to the Company, in respect of Teck Cominco’s Pebble copper-gold-molybdenum property in southwestern Alaska. During the period ended June 30, 2006, the Company completed the acquisition of the 20% remaining contractual interest in the Pebble Property from HDGI (see Item 1.2 of this MD&A and the accompanying financial statements).

During the nine months ended September 30, 2006, the Company paid

  $140,140 (2005 – $155,187) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

  $1,950 (2005 – $7,655) to a private company controlled by Morris Beattie, a director, for engineering services.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2005, included in the Annual Information Form and on file at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,

  the carrying values of mineral properties,

  the carrying values of property, plant and equipment, and

  the valuation of stock-based compensation expense.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13 Changes in Accounting Policies including Initial Adoption

None.

1.14 Financial Instruments and Other Instruments

None.

NORTHERN DYNASTY MINERALS LTD.
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 6, 2006, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				90,634,455

Share purchase options	November 30, 2006	$4.65	100,000
	November 30, 2006	$5.00	875,300
	September 28, 2007	$5.40	128,400
	November 30, 2007	$4.50	156,701
	November 30, 2007	$5.31	518,366
	December 14, 2007	$5.37	15,000
	April 9, 2009	$7.25	471,500
	April 9, 2011	$7.25	1,125,000
	April 30, 2009	$9.81	62,500	3,452,767

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.